Board of Management

03 SEP 22 AM 7:21

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

03032155

Amsterdam, 12 September 2003

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 9/23

enclosure

Vedior

Amsterdam, the Netherlands

Vedior targets newly deregulated Japanese healthcare sector with investment in Supernurse

For release at 8.00am on 12 September 2003

Tony Martin, Chairman of the Board of Management said, *"Supernurse operates in an exciting new sector with attractive margins and excellent long-term growth prospects.*

Recently the Japanese parliament has agreed to further liberalise the staffing market by allowing the provision of temporary personnel to the healthcare sector by March 2004. The Supernurse management team is gearing up to take advantage of the opportunities presented by these legislative improvements and has an ambitious expansion strategy."

Vedior is pleased to announce it has acquired a substantial minority interest in Supernurse Co. Ltd ("Supernurse" or "the Company"), a leading provider of healthcare personnel to hospitals, clinics, homes for the elderly and private homes in Japan.

In the absence of a proper legislative framework, Supernurses's staffing provision has previously been limited to direct hire and outsourced services. Deregulation provides the opportunity to take advantage of positive growth prospects. Like other healthcare markets, Japan is characterised by shortages of healthcare personnel and an ageing population. Home healthcare is one of the Company's most distinctive services and is targeted as an area of particular potential as this sector is relatively undeveloped in Japan.

With a headquarters in Tokyo, Supernurse also has offices in Fukuoka, Nagoya and Osaka. The Company had audited annual sales to 31 March 2003 of JPY 484 million (€3.6 million). Alongside its initial substantial minority interest, Vedior has also acquired stock acquisition rights that will enable it to increase its shareholding in due course.

Vedior currently provides healthcare staffing in 11 international markets including France where it is the market leader. This international network provides Vedior with an advantage in being able to meet the high demand for healthcare staffing services around the world.

According to the OECD, total sales for the young Japanese staffing market were only 0.28% of total Japanese GDP in 2001 compared to penetration in the range of 1% to 2% of GDP achieved in more mature international markets. The Japanese staffing market has excellent prospects for growth with a large population, an excellent work ethic, a highly skilled and mobile workforce and industry currently being restructured. With a younger generation of management in place, there is a growing acceptance of western employment practices and the traditional Japanese concept of lifetime employment is disappearing. Despite ongoing economic challenges in Japan, the staffing market grew by 16% in 2002 compared to the prior year *(Source: Japanese Staffing Association).*

Notes to Editors:
With annual 2002 sales of € 6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 31 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

30 October 2003	Publication third quarter results
5 February 2004	Publication of annual results 2003
6 May 2004	Publication first quarter results
7 May 2004	Annual General Meeting of Shareholders 2004
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results 2004

For further information, please contact:
Tony Martin, *Chairman* +31 (0)20 573 5609
Zach Miles, *Vice Chairman*
Jelle Miedema, *Company Secretary*